BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Amendment No. 1 to the Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

In the Matter of:

TIDAL TRUST II

234 W Florida St, Suite 203

Milwaukee, WI 53204

TOROSO INVESTMENTS, LLC

898 N. Broadway, Suite 2
Massapequa, New York 11758

FORESIDE FUND SERVICES, LLC

Three Canal Plaza, Suite 100
Portland, ME 04101

Please send all communications regarding this Application to:

Eric W. Falkeis	Michael Pellegrino, General	Teresa Cowan, President
Tidal Trust II	Counsel	Foreside Fund Services, LLC
234 W Florida St, Suite 203	Toroso Investments, LLC	Three Canal Plaza, Suite 100
Milwaukee, WI 53204	898 N. Broadway, Suite 2	Portland, ME 04101
efalkeis@tidalfg.com	Massapequa, New York 11758	teresa.cowan@acaglobal.com
mpellegrino@tidalfg.com

With a copy to:

Domenick Pugliese
Sullivan & Worcester LLP
1633 Broadway, 32nd Floor
New York, NY 10019
dpugliese@sullivanlaw.com

Page 1 of 6 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on January 26, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**********************************

In the Matter of:

Tidal Trust II, Toroso Investments, LLC, and Foreside Fund Services, LLC File No. 812-15411

Amendment No. 1 to the Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

I.	SUMMARY OF APPLICATION

In this amended application, Tidal Trust II (“Trust”), Toroso Investments, LLC (“Initial Adviser”), and Foreside Fund Services, LLC (“Distributor”) (collectively, the “Applicants”) apply for and request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the Commission to permit the operations of ActiveShares® ETFs (the “Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the series of the Trust and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (any such entity, along with the Initial Adviser, included in the term “Adviser”), (b) operates as an ActiveShares® ETFs as described in the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series, a “Fund”)2

No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the Act.

II.	APPLICANTS

A.	The Trust

The Trust is a business trust organized under the laws of the State of Delaware and consists of one or more series operating as the ActiveShares® ETFs. The Trust is registered with the Commission as an open-end management investment company under the Act.

1 Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

2 All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order, that are incorporated by reference herein.

B.	The Initial Adviser

The Initial Adviser will be the investment adviser to each Fund. The Initial Adviser is a Delaware limited liability company with its principal place of business in Massapequa, New York. The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Initial Adviser has entered into a Licensing Agreement with Precidian Investments LLC and its affiliate in order to offer the ActiveShares® ETFs.3

Subject to approval by the Trust’s Board of Trustees, an Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C.	The Distributor

The Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The Distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•	With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

•	With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Eric Falkeis, President of the Trust, is authorized to sign on behalf of the Trust pursuant to the following resolutions adopted by the Board of Trustees of the Trust on November 10, 2022.

3 Aspects of the Funds are covered by intellectual property rights, including but not limited to those which are described in one or more patent applications.

TIDAL TRUST II

RESOLVED, that the officers of the Trust be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an Application for an order of the SEC, that grants the Veridien Climate Action ETF (the “Fund”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; and

FURTHER RESOLVED, that the officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such applications as may be necessary or appropriate; and

FURTHER RESOLVED, that the officers of the Trust and counsel to the Trust be, and each hereby is, authorized and directed to assist the Exchange with the filing of an application pursuant to rule 19b-4 under the Securities Exchange Act of 1934, as amended, to list the shares of the Fund on the Exchange; and

FURTHER RESOLVED, that each of the proper officers be, and hereby is, authorized and empowered to take all such actions as may be necessary or appropriate to effect the transactions referred to in the foregoing resolutions; and

FURTHER RESOLVED, that all lawful actions heretofore taken by any officers, representatives or agents of the Trust, by or on behalf of the Trust in connection with the foregoing resolutions be, and hereby is, ratified and approved.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c) and 17(b) of the Act granting the relief requested by this application.

Tidal Trust II

By: /s/ Eric Falkeis

Name: Eric Falkeis

Title: President

Toroso Investments, LLC

By: /s/ Dan Carlson

Name: Dan Carlson

Title: Chief Financial Officer

Foreside Fund Services, LLC

By: /s/ Teresa Cowan

Name: Teresa Cowan

Title: President

Authorization of Toroso Investments, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Toroso Investments, LLC have been taken, and that as Chief Financial Officer, he is authorized to execute and file the same on behalf of Toroso Investments, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Toroso Investments, LLC

By: Dan Carlson

Name: Dan Carlson

Title: Chief Financial Officer

Authorization of Foreside Fund Services, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Foreside Fund Services, LLC have been taken, and that as President thereof, she is authorized to execute and file the same on behalf of Foreside Fund Services, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Foreside Fund Services, LLC

By: Teresa Cowan

Name: Teresa Cowan

Title: President

Verification of Application Tidal Trust II

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, Tidal Trust II; that he is the President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 25th day of January, 2023, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Tidal Trust II

By: Eric Falkeis

Name: Eric Falkeis

Title: President

Verification of Application Toroso Investments, LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Toroso Investments, LLC; that he is Chief Financial Officer of such company; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 25th day of January, 2023, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Toroso Investments, LLC

By: Dan Carlson

Name: Dan Carlson

Title: Chief Financial Officer

Verification of Application Foreside Fund Services, LLC

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, Foreside Fund Services, LLC; that she is President of such company; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 25th day of January, 2023, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Foreside Fund Services, LLC

By: Teresa Cowan

Name: Teresa Cowan

Title: President